

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 24, 2006

Mr. Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Co 80203

> **Re:** **Cimarex Energy Co.**
> **Response Letter Dated December 28, 2005**
> **Response Letter Dated January 24, 2006**
> **Response Letter Dated February 21, 2006**
> **File No. 001-31446**

Dear Mr. Korus:

We have reviewed your response letters and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 6. Long-Term Debt, page 13

1.  We note your previous response letters indicate that you believe the conversion option qualifies for the scope exception in paragraph 11 of SFAS 133 since you believe the conversion feature is both indexed to your own stock and would be classified in stockholders' equity if freestanding. However, we note that one of the events that triggers the ability of the holder to convert, as stipulated by Section 10.01(a)(iii) is the occurrence "during the five Trading Day period immediately after a period of five consecutive Trading Days in which the Trading Price of the Securities for each Trading Day in such period was less than 95% of the product of the Common Stock Price on such Trading Day multiplied by the Conversion Rate on such Trading Day." Please tell us how you concluded that this conversion feature meets the criteria of being "indexed solely to your

common stock," and thus eligible for the paragraph 11(a) scope exception in SFAS 133. In this regard, it appears this feature may be considered indexed to an observable market, other than the market for your common stock, as noted in paragraph 5 of EITF 01-6. Please advise.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill S. Davis
Branch Chief